June 7, 2013

Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Gogo Inc.
Amendment No. 9 to Registration Statement on Form S-1
Filed May 24, 2013
File No. 333-178727

Dear Mr. Spirgel:

This letter sets forth the responses of Gogo Inc. (the “Registrant” or the “Company”) to the comments contained in your letter, dated June 3, 2013, relating to Amendment No. 9 to the Registration Statement on Form S-1, File No. 333-178727, filed on May 24, 2013 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Registrant are set forth in plain text immediately following each comment.

The Registrant is submitting, via EDGAR, Amendment No. 10 to the Registration Statement (“Amendment No. 10”), which contains changes from the Registration Statement to reflect responses to the Staff’s comments on the Registration Statement. Enclosed with the paper copy of this letter are two copies of a clean version of Amendment No. 10, as well as four copies of a blacklined version of Amendment No. 10, marked to show changes from Amendment No. 9 to the Registration Statement filed on May 24, 2013. Page references in the responses below are to Amendment No. 10.

Prospectus Summary, page 1

1.      We have considered your response to comment 3 in our letter dated May 13, 2013; however, we note specific disclosure on page 62 identifying specific airline partners and specific provisions and amendments entered into with respect to the applicable connectivity agreements with each airline partner. For example, with respect to the specific disclosure identified in our prior comment 3, we note the following:

•	Page 16: “We have contracted with one of our existing North American airline partners to provide ATG-4 and Ku-band satellite equipment for installation on…more than 200 new aircraft…”;

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Mr. Larry Spirgel U.S. Securities and Exchange Commission	June 7, 2013

•	We note disclosure on page 62 that indicates this airline partner is American Airlines pursuant to an additional connectivity agreement entered into with American Airlines on September 13, 2012, under which you will provide Gogo Connectivity Service and Gogo Vision on more than 200 of American’s new Airbus A320 and Boeing 737 aircraft.

•	Page 17: “We have also contracted to provide Ku-band satellite equipment and our Gogo service to the international fleet of one of our North American airline partners, which currently consists of 170 aircraft”;

•	We note disclosure on page 62 that indicates this airline partner is Delta Air Lines pursuant to a new connectivity agreement entered into with Delta Air Lines on March 20, 2013 to provide Gogo connectivity service to Delta’s international fleet, which currently consists of 170 aircraft.

Please revise your disclosure throughout the prospectus to provide the identity of the specific airline partners as it relates to the applicable material connectivity agreements, as noted in the disclosure referenced above. Furthermore, please note that we are reviewing your confidential treatment request for portions of your exhibits and will deliver any comments on your confidential treatment request under separate cover. Please be aware that comments on your confidential treatment request may impact disclosure in your registration statements. All confidential treatment issues must be resolved before we will consider a request for acceleration of effectiveness for the registration statement.

The Company has revised the disclosure in the Registration Statement in response to the Staff’s comment.

Financial Statements

Consolidated Balance Sheets as of December 31, 2012 and 2011, page F-28

2.      We note that you have included a pro forma presentation as of March 31, 2013 on page F-2 to reflect the conversion of your preferred into common stock. Since you have included the pro forma balance sheet for the most recent period to comply with Rule 11- 02(c) of Regulation S-X, please delete the pro forma presentation from the face of your consolidated balance sheets as of December 31, 2012 and 2011.

The Company has revised the disclosure in the Registration Statement in response to the Staff’s comment.

11. Commitments and Contingencies, page F-15

3.      We note that certain of your agreements may require you to provide a credit or pay liquidated damages to your airline partners as a result of the occurrence of specified events, some of which may be out of your control. You state that the maximum amount of future credits or payments you could be

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Mr. Larry Spirgel U.S. Securities and Exchange Commission	June 7, 2013

required to make under these agreements is uncertain. Please revise to clarify why the amount or extent of your exposure is “uncertain” and tell us how you complied with the disclosure requirements of ASC 450-20 as they relate to these loss contingencies.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-15 and F-68 to clarify why the amount and extent of the Company’s exposure under these agreements are uncertain. The Company respectfully advises the Staff that it has performed an analysis under the provisions of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 450-20, Loss Contingencies (“ASC 450-20”) and believes that it has complied with the disclosure requirements of ASC 450-20. This analysis is summarized below. ASC 450-20 requires an estimated loss from a loss contingency to be accrued as a charge to income if both of the following conditions are met: (a) information as of the date of the financial statements indicates that it is probable (i.e., the future event is likely to occur) that one or more future events will occur confirming the fact that a liability had been incurred, and (b) the amount of the loss can be reasonably estimated. In such case, the estimated loss is required to be accrued as a charge to income. If the reasonable estimate of the loss is a range, then condition (b) is still deemed to be met. If an amount within the range appears at the time to be a better estimate of the loss than any other amount within the range, such amount shall be accrued. However, if no amount within the range is a better estimate than any other amount, the lowest amount in the range shall be accrued. On the other hand, disclosure of the contingency, but no accrual, is required if there is at least a reasonable possibility that a loss or an additional loss will occur and either of the following conditions exist: (a) an accrual is not made for a loss contingency because the conditions described above are not met or (b) an exposure to the loss potentially exists in excess of the amount accrued. If disclosure is required, the disclosure must include the nature of the contingency and an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made.

The agreements referred to in this paragraph are agreements with our airline partners that provide for certain penalties to be paid if the Company is unable to install its equipment on the aircraft covered by the agreement within certain negotiated time frames. These penalties vary by contract and are measured by the length of delay. In order for the Company to install its equipment and service, the Company relies on each airline to deliver its aircraft on the schedule indicated in the contract and relies on third-party contractors to install its equipment. The Company has never previously triggered one of these penalty provisions because the Company has been able to install each aircraft on the schedule set forth in the relevant agreement.

Based on the facts described above, the Company respectfully advises the Staff that it believes that it has complied with the disclosure requirements of ASC 450-20. First, the Company believes that it is only reasonably possible and not probable that the Company will need to pay penalties under these provisions because the Company expects to comply with the deadlines in these agreements. Delays, if any, will likely be caused by factors that are outside the control of the Company, such as a third-party installer taking longer than expected to complete an installation or an airline partner delivering its aircraft at a later time than the schedule contemplates. In addition, the Company has never previously been required to make any payments under these provisions because they have successfully installed each aircraft in the time periods required by the applicable agreement. As a result, the Company believes that the loss is only reasonably possible and not probable. Second, the amount of the loss cannot be reasonably estimated because the amount of the loss contingency is based on certain variable inputs, including the number of aircraft that are not installed on schedule, the length of time by which the

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Mr. Larry Spirgel U.S. Securities and Exchange Commission	June 7, 2013

installation is delayed, and the unit of time by which the delay is measured. Without knowing the specific facts and circumstances that lead to a payment being made under these provisions, as well as the specific contract to which such payment relates, the Company is unable to estimate a loss under these provisions. Additionally, because the Company has never had to make a payment under these provisions, it is unable to use historical data to estimate its future losses or a range of future losses under these provisions. Since the contingency is neither probable nor reasonably estimable, the Company does not meet the conditions for accrual under ASC 450-20-25-2. However, the Company has determined that future losses relating to the contracts under the relevant provisions are reasonably possible but undeterminable in terms of estimable loss. As a result, ASC 450-20-50-2A only requires disclosure of the nature of the contingency and a statement that an estimate of the possible loss or range of loss cannot be made. The Company proposes to revised the disclosures as follows: “We have entered into a number of agreements with our airline partners that require us to provide a credit or pay liquidated damages to our airline partners on a per aircraft, per day or per hour basis if we are unable to install our equipment on aircraft by specified timelines. The maximum amount of future credits or payments we could be required to make under these agreements is uncertain because the amount of future credits or payments is based on certain variable inputs, including the number of aircraft that are not installed on schedule, the length of time by which the installation is delayed, and the unit of time by which the delay is measured.”

Mr. Larry Spirgel U.S. Securities and Exchange Commission	June 7, 2013

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If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-7334 or Morgan Hayes at (212) 909-6983.

Regards,

/s/ Matthew E. Kaplan

Matthew E. Kaplan

cc:	Marguerite M. Elias Norman Smagley

Enclosures

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